January 11, 2023

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	StoneBridge Acquisition Corporation

Preliminary Proxy Statement on Schedule 14A

Filed January 4, 2023

File No. 001-40613

Ladies and Gentlemen:

This letter sets forth the responses of StoneBridge Acquisition Corporation (the “Company”) to oral comments received during a phone call held on January 10, 2023, with members of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above referenced Preliminary Proxy Statement of Schedule 14A (the “Preliminary Proxy Statement”).

In addition to the submission of this letter, the Company will publicly file, via EDGAR, the Definitive Proxy Statement (the “Definitive Proxy Statement”) incorporating the Company’s response to the Staff’s oral comments.

For the convenience of the Staff, the Company has summarized in this letter the Staff’s oral comments and included the Company’s response to the oral comments, which will be incorporated in the Definitive Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed January 4, 2023

Response:

1.	Staff’s Oral Comments Provided in Phone Call with Mary Beth Breslin.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. Further, discuss the risks associated with the Company entering into a business combination agreement with a Singapore target company. For instance, discuss the risk to investors that you may not be able to complete the initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s oral comment and advises the Staff that it has revised the “Risk Factors” section of the Definitive Proxy Statement and included the risk factors noted below to address the Staff’s oral comment.

We may not be able to complete our initial Business Combination with DigiAsia Bios Pte. Ltd., a Singapore private company limited by shares, if it becomes subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or business combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial Business Combination to be consummated by us with any foreign target (including, but not limited to, a Singapore target), we may not be able to consummate an initial Business Combination with such target.

For example, among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States. CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect our ability to consummate a Business Combination. Transactions with potential target companies incorporated or having business operations in jurisdiction where national security considerations, involvement in regulated industries (including telecommunications), or in businesses relating to a country’s culture or heritage may be implicated.

U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to us or a target. In such event, we may not be able to consummate a Business Combination.

As a result of these various restrictions, even though a Business Combination may be approved by the Board, a governmental or regulatory body may intervene and prevent the transaction from occurring. Moreover, the process of government review, could be lengthy. Because we have only a limited time to complete a Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive $10.10 per share, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

We may be deemed a “foreign person” under the regulations relating to CFIUS and our failure to obtain any required approvals within the requisite time period may require us to liquidate.

Our Sponsor, StoneBridge Acquisition Sponsor LLC, is controlled by Prabhu Antony, an individual who resides in and is a citizen of the United States. We are therefore unlikely to be considered a “foreign person” under the regulations administered by CFIUS. However, if CFIUS were to consider us to be a “foreign person” and believe that the business of an initial Business Combination target may affect national security, we could be subject to foreign ownership restrictions and/or CFIUS review. If a potential Business Combination falls within the scope of applicable foreign ownership restrictions, we may be unable to consummate an initial Business Combination. In addition, if a potential initial Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with an initial Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial Business Combination.

Although we do not believe we or the Sponsor are a “foreign person”, CFIUS may take a different view and decide to block or delay a potential initial Business Combination, impose conditions to mitigate national security concerns with respect to a potential initial Business Combination, order us to divest all or a portion of a U.S. business of the potential combined company if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any potential foreign ownership by the Sponsor. As a result, the pool of potential targets with which we could complete an initial Business Combination may be limited due to such regulatory restrictions. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete an initial Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. This will also cause you to lose any potential investment opportunity in a potential initial Business Combination and the chance of realizing future gains on your investment through any price appreciation in the combined company.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc: Bhargava Marepally, Chief Executive Officer, StoneBridge Acquisition Corporation